424(b)(3)
                                                                      333-165396

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AXA Equitable Life Insurance Company

SUPPLEMENT DATED DECEMBER 15, 2010 TO THE PROSPECTUS FOR STRUCTURED CAPITAL STRATEGIES(SM) DATED SEPTEMBER 27, 2010

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This supplement modifies certain information in the above-referenced Prospectus and Statement of Additional Information ("SAI"), (together, the "Prospectus"). Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. You should keep this Supplement with your Prospectus.

The purpose of this Supplement is to provide you with information regarding certain changes to the Prospectus. Please note the following information:

1. In "Contract features and benefits" under "Owner and annuitant requirements" the following sentence is added as the new third paragraph:

    We also permit defined benefit plan trusts to use pooled defined benefit plan assets to purchase NQ contracts. See "Appendix V: Purchase considerations for defined benefit plan trustees" later in this Prospectus.

2. The following new information is being added as "Appendix V: Purchase considerations for defined benefit plan trustees"

APPENDIX V: PURCHASE CONSIDERATIONS FOR DEFINED BENEFIT PLAN TRUSTEES

Defined benefit plan trustees may now invest pooled defined benefit plan assets in Structured Capital Strategies(SM).


POOLED DEFINED BENEFIT PLAN ASSETS

The Defined benefit plan trustee may invest assets attributable to the accrued benefits of plan participants in one contract. There is no requirement to apply for multiple Structured Capital Strategies(SM) contracts. Defined benefit plan assets may be invested in Structured Capital Strategies(SM) contracts because the product has no optional benefits that need to be divided among participants.

Trustees who are considering the purchase of a Structured Capital Strategies(SM) contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer's plan. There are significant suitability issues in the purchase of a Structured Capital Strategies(SM) contract in a defined benefit plan. The contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the contract. Trustees should also consider that the plan trust must be designated as the beneficiary and that payment of death benefits must be in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate on a tax-deferred basis even if the plan is not funded by the Structured Capital Strategies(SM) contract or another annuity contract. Therefore, trustees should purchase a Structured Capital Strategies(SM) contract to fund a plan for the contract's features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.


NON-QUALIFIED CONTRACT

Defined benefit plan trustees must use Non-Qualified contracts to invest in Structured Capital Strategies(SM). There is no qualified plan contract endorsement available with Structured Capital Strategies(SM). The Plan and Trust, if properly qualified, contain the requisite provisions of the Internal Revenue Code to maintain their tax exempt status.


SPLIT FUNDING REQUIREMENT

The maximum percentage of the value of the plan's total assets that should be invested in a Structured Capital Strategies(SM) contract at any time is 80%. At least 20% of the plan's assets should be invested in one or more other funding vehicles to provide liquidity for the plan because Segments in the Structured Investment Option may not be matured at the time plan benefits become payable. The plan trustee is responsible for ensuring that the plan has enough liquidity to pay benefits when required and should discuss anticipated liquidity needs with the plan's actuary. Amounts must be withdrawn from the contract or the contract must be liquidated to pay benefits; benefits payable under the plan cannot be satisfied through a transfer of ownership of the NQ contract to any person other than the defined benefit plan trust. Any withdrawal from the Structured Capital Strategies(SM) NQ contract to pay benefits, or to address plan overfunding, excess or mistaken contributions, any required minimum distribution requirement, or for any other plan or benefit purpose will be treated as a normal withdrawal for purposes of withdrawal charges and all other contractual provisions. The Structured Capital Strategies(SM) contract is merely a funding vehicle and is not "benefit friendly" like some products offered to qualified plan sponsors.


IM-12-33 (12-10)                                      Catalog No. 146241 (12/10)
SCS -- NB/IF                                                              x03422
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CONTRIBUTIONS

The Structured Capital Strategies(SM) contract will only accept transfer contributions from the other funding vehicles of the defined benefit plan trust. No contributions will be accepted directly from the employer sponsoring the plan. Checks written on accounts held in the name of the employer sponsoring the plan will not be accepted. Only one transfer contribution may be made per contract year.


PAYMENTS

AXA Equitable will only make payments to the defined benefit plan. Also, defined benefit plan trust owners will not be able to transfer ownership of the contract to an employee after the employee separates from service. All payments under the contract will be made to the defined benefit plan trust owner.


NO RECORDKEEPING

AXA Equitable will not perform or provide any plan recordkeeping services with respect to defined benefit plan assets invested in Structured Capital Strategies(SM) contracts. The plan's administrator will be solely responsible for performing or providing for all such services.





















    Structured Capital Strategies(SM) is issued by and is a service mark of
             AXA Equitable Life Insurance Company (AXA Equitable). Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC.
                          1290 Avenue of the Americas,
                              New York, NY 10104.

   Copyright 2010 AXA Equitable Life Insurance Company. All rights reserved.

                      AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                               New York, NY 10104
                                 (212) 554-1234

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